PIMCO MUNICIPAL INCOME FUND II

(the “Fund”)

Supplement dated December 22, 2022 to the Fund’s Prospectus dated August 10, 2022

(the “Prospectus”), as supplemented from time to time

The Fund’s Board of Trustees approved the elimination of a non-fundamental investment disclosure guideline governing the amount of leverage the Fund can maintain and related asset segregation and coverage requirements that are no longer applicable to the Fund. Accordingly, effective immediately, the following disclosure is removed from (i) the second paragraph of the “Leverage” section, (ii) the second paragraph of the “Portfolio Contents – Leverage” section and (iii) the second paragraph of the “Use of Leverage” section of the Prospectus:

The amount of leverage that the Fund uses may change, but total leverage is not normally expected to exceed 50% of the Fund’s total assets. To the extent the Fund covers its commitments under TOBs or other derivatives instruments by the segregation of liquid assets, or by entering into offsetting transactions or owning positions covering its obligations, they will not be considered “senior securities” under the Investment Company Act of 1940 (“1940 Act”) and will not be subject to the 50% policy described in the foregoing sentence.

Investors Should Retain This Supplement for Future Reference